MagneGas Corporation

150 Rainville Road

Tarpon Springs, FL 34689

March 31, 2016

VIA EDGAR

Amanda Ravitz, Assistant Director

Mail Stop 3030

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	MagneGas Corporation
Registration Statement on Form S-3 Filed November 10, 2015 File No. 333-207928

Dear Ms. Ravitz:

MagneGas Corporation (the “Company”) is in receipt of your comment letter dated December 7, 2015 regarding the above referenced filing. As requested in your letter, we have provided the following responses to the questions raised by the staff and in connection with such responses, we are filing Amendment No. 1 to the Registration Statement on Form S-3 to provide, among other things, additional disclosures in response to the staff’s comments. For your convenience, the matters are listed below, followed by the Company’s responses:

Third Party Validation . . . , page 11

1.	We note the statements here regarding testing performed by third parties. Please provide us your analysis of whether you are required to file the consents of the third parties. See Rule 436 of Regulation C.

RESPONSE:	In response to the staff’s comment, the Company no longer refers to completed testing that has been performed by third parties.

Strategic Relationships, page 12

2.	Please revise your disclosure on page 13 to clarify how you are “working with” international partners and the U.S. Navy.

RESPONSE:	In response to the staff’s comment, the Company has deleted its disclosure related to potential transactions with international partners and the U.S. Navy.

Exhibits

3.	On page II-6, you indicate that Exhibit 5.1 may not be filed before effectiveness of this registration statement. Please note that counsel’s legality opinion must be filed as an exhibit before the registration statement becomes effective. Refer to Section II.A.2 of Staff Legal Bulletin No. 19. Please revise accordingly.

RESPONSE:	In response to the staff’s comment, the Company has revised the footnote to Exhibit 5.1 to state that counsel’s legality opinion will be filed by amendment prior to the effectiveness of the Registration Statement on Form S-3.

MagneGas Corporation

By:	/s/ Ermanno Santilli
Name:	Ermanno Santilli
Title:	Chief Executive Officer